Super Group Reports Financial Results for Second Quarter of 2026

•	Revenue of $684 million for the second quarter of 2026

•	Profit for the period of $123 million for the second quarter of 2026

•	Non-GAAP Adjusted EBITDA of $204 million for the second quarter of 2026

•	Cash and cash equivalents of $548 million as at June 30, 2026

•	Raising FY2026 guidance: Total Revenue >$2.6 billion and Adjusted EBITDA >$710 million

New York, NY – August 4, 2026 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC”, the "Company" or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced its second quarter 2026 unaudited consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “The second quarter generated record performance across Super Group, marking all-time highs in Revenue, Adjusted EBITDA, deposits and wagering. While we maximized the commercial boost from the FIFA World Cup, these results once again demonstrate the core strength of our casino-led, diversified business model, disciplined execution, and highly durable customer base. In tandem with this momentum, we secured Betway's landmark partnership with Manchester United, further strengthening our global presence and growth ambitions. As we continue to invest in our brands, products, and technology, we remain confident in our ability to compound value for our shareholders.”
Alinda van Wyk, Chief Financial Officer of Super Group, stated: “The quality of our business continues to be demonstrated in our financial performance, as we delivered another quarter of record revenue, profitability and cash generation. Revenue reached $684 million, an increase of 18% compared to the same period last year. Adjusted EBITDA increased 30% to $204 million with margin expanding to 30%. We ended the quarter with $548 million in cash, even after returning $25 million to shareholders during the quarter. Reflecting our confidence in the business, we are raising our full-year 2026 guidance to be greater than $2.6 billion of Total Revenue and more than $710 million of Adjusted EBITDA. This underscores our strong operational performance, disciplined market expansion, and the inherent leverage of our platform."
Financial Highlights:
•Revenue for the Group increased by 18% to $684 million for the second quarter of 2026 from $579 million in the same period of the prior year, driven by growth from Africa, Europe and Rest of World.
•Profit for the period was $123 million for the second quarter of 2026. In comparison, loss for the period for the second quarter of 2025 was $3 million and included a non-cash charge of $63.9 million related to the impairment of Digital Gaming Corporation Limited ("DGC") iGaming related assets and $22.6 million relating to onerous contracts.
•Adjusted EBITDA, a non-GAAP financial measure, increased by 30% to $204 million for the second quarter of 2026 compared to $157 million in the second quarter of 2025.
•Monthly Active Customers increased by 13% to 6.2 million for the second quarter of 2026, compared to 5.5 million in the second quarter of 2025.

•Cash and cash equivalents were $548 million as of June 30, 2026 compared to $513 million at December 31, 2025.
◦Inflows from operating activities of $248 million.
◦Outflows from investing activities of $58 million. An amount of $28 million (€24 million) was paid on March 31, 2026 in respect of the Apricot sportsbook acquisition. The Group owns the software from February 28, 2026, following the receipt of the final regulatory approvals in February 2026. The remaining outflows relate to the capitalization of costs relating to internally developed intangible assets as well as cash extended for financial assets.
◦Outflows from financing activities of $157 million, mainly due to payment of dividends of $177 million during the half year ended June 30, 2026 ,bringing the 12-month capital returns to $218 million. This was partially offset by proceeds of $25 million from a drawdown on the revolving credit facility during Q1 2026.
◦A gain of $2 million as a result of foreign currency fluctuations on foreign cash balances held over this period.
Guidance:
•Super Group is raising its full-year 2026 Total Revenue and Adjusted EBITDA guidance.
•Total Revenue is now expected to be greater than $2.6 billion, increasing from prior guidance of greater than $2.55 billion.
•Adjusted EBITDA is now expected to be greater than $710 million, increasing from prior guidance of greater than $680 million.

Revenue by product line in $ millions:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Africa
iGaming[1]	202	156	391	290
Sportsbook[1]	108	72	186	138
Africa Segment Revenue	310	228	577	429

International
iGaming[1]	325	299	624	569
Sportsbook[1]	42	44	80	84
Other[2]	2	2	4	3
International Segment Revenue	368	344	707	655
Total Reportable Segment Revenue[3]	678	572	1,284	1,084
1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
2 Other relates to profit share.
3 Total reportable segment revenue excludes revenue relating to brand license fees amounting to $6 million (2025: $8 million) that cannot be allocated to a reportable segment.
Totals may not sum due to rounding

Revenue by Geographical Region in $ millions:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Africa	310	228	577	429
International	368	344	707	655
America	200	204	395	390
Europe	132	108	245	204
Rest of World	36	32	67	61
Total Reportable Segment Revenue[1]	678	572	1,284	1,084

	%	%	%	%
Africa	46%	40%	45%	40%
International	54%	60%	55%	60%
America	29%	36%	31%	36%
Europe	19%	19%	19%	19%
Rest of World	6%	5%	5%	5%
1 Total reportable segment revenue excludes revenue relating to brand license fees amounting to $6 million (2025: $8 million) that cannot be allocated to a reportable segment.
Totals may not sum due to rounding
Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Adjusted EBITDA is a non-GAAP company-specific performance measures that Super Group ("the Group") uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense. Adjusted EBITDA is EBITDA adjusted for unrealized foreign exchange, RSU expense and other adjustments.
Super Group believes that these non-GAAP measures are useful in evaluating the Group's operating performance as they provide additional perspective on the financial performance of the Group's core business, are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release, and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, Super Group’s intention to pay a dividend, including the expected timing of such dividend, expectations and projections of market opportunity, growth and profitability.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “possible,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) changes in the competitive and regulated industries in which Super Group operates; (iii) variations in operating performance across competitors; (iv) changes in laws and regulations affecting Super Group’s business; (v) Super Group’s inability to meet or exceed its financial projections; (vi) changes in general economic conditions; (vii) changes in domestic and foreign business, market, financial, political and legal conditions, including abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations and reductions in discretionary consumer spending; (viii) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (ix) Super Group’s ability, and the ability of Super Group’s key executives, certain employees, significant shareholders or other applicable individuals, to comply with regulatory requirements or successfully obtain a license or permit required in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (x) the effectiveness of technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xi) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xii) Super Group’s ability to protect or enforce its intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information, and Super Group’s ability to obtain new licenses and maintain, renew or expand existing licenses to use the intellectual property of third parties; (xiii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xiv) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xv) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xvi) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xvii) the success, including win or hold rates, of existing and future online betting and gaming products; (xiii) competition within the broader entertainment industry; (xix) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xx) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxi) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxii) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxiii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxiv) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 17, 2026, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance, representation or warranty that it will achieve its expectations in any specified time frame or at all.

Reconciliation of profit for the period to Adjusted EBITDA in $ millions:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Profit for the period	123	(3)	208	56
Income tax expense	45	42	81	72
Finance income	(3)	(3)	(6)	(5)
Finance expense	8	2	12	4
Depreciation and amortization expense	27	19	47	37
Unrealized foreign exchange	1	4	1	2
RSU expense	5	3	17	10
Impairment of assets	2	66	2	66
US iGaming Closure	—	23	—	23
Provision for penalties	1	—	1	—
Gaming taxes recovered	—	—	(4)	—
Change in fair value of earnout liability	(5)	—	(5)	—
Other adjustments	—	4	2	3
Adjusted EBITDA	204	157	356	268

Adjusted EBITDA, Africa	133	90	231	171
Adjusted EBITDA, International	84	84	156	142
Adjusted EBITDA, Unallocated costs[1]	(13)	(17)	(31)	(45)
1 Unallocated costs represent head office costs and other net costs that cannot practically be allocated to an operating segment. It includes immaterial income relating to brand license fees and rental income earned on the letting of property owned by the Group.

Webcast Details
The Company will host a webcast at 7:00 a.m. ET tomorrow to discuss the second quarter 2026 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.supergroup.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, North America and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling agile operation and execution in a diverse range of markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group was placed at number 5 in the latest EGR Power 50 rankings. For more information, visit www.supergroup.com.
Investors:
investors@supergroup.com
Media:
media@supergroup.com
Source: Super Group

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the three and six months ended June 30, 2026 and 2025
($ millions, except for shares and earnings per share)

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Revenue	684	579	1,296	1,096
Direct and marketing expenses	(436)	(408)	(859)	(777)
General and administrative expenses	(50)	(48)	(98)	(90)
Depreciation and amortization expense	(27)	(19)	(47)	(37)
Impairment of assets	(2)	(66)	(2)	(66)
Other operating income	1	—	2	1
Finance income	3	3	6	5
Finance expense	(8)	(2)	(12)	(4)
Share of post-tax loss of equity accounted associate	(2)	—	(2)	—
Change in fair value of earnout liability	5	—	5	—
Profit before taxation	168	39	289	128
Income tax expense	(45)	(42)	(81)	(72)
Profit(loss) for the period	123	(3)	208	56

Profit for the period attributable to:
Owners of the parent	120	(3)	204	55
Non-controlling interest	3	—	4	1
	123	(3)	208	56
Other comprehensive income/(loss)
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax
Foreign currency translation	6	42	(15)	59
Other comprehensive income for the period	6	42	(15)	59
Total comprehensive income for the period	129	39	193	115

Total comprehensive income for the period attributable to:
Owners of the parent	126	39	189	114
Non-controlling interest	3	—	4	1
	129	39	193	115

Weighted average shares outstanding, basic	508,097,656	505,651,608	507,182,948	504,911,305
Weighted average shares outstanding, diluted	510,757,079	505,651,608	509,437,171	506,634,481

Profit/(loss) per share, basic (cents)	23.62	(0.59)	40.22	10.97
Profit/(loss) per share, diluted (cents)	23.49	(0.59)	40.04	10.93

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Financial Position
as at June 30, 2026 and December 31, 2025 in $ millions

	2026	2025
ASSETS
Non‐current assets
Intangible assets	323	157
Goodwill	83	84
Property, plant and equipment	56	58
Investment Property	3	3
Right-of-use assets	59	58
Deferred tax assets	12	19
Regulatory deposits	17	17
Loans receivable	7	4
Investment in equity instruments	8	5
Advance for sportsbook software	—	120
	568	525
Current assets
Trade and other receivables	198	181
Income tax receivables	19	12
Amounts segregated for users	7	6
Cash and cash equivalents	548	513
Loans receivable	8	11
Fixed term deposits	16	16
Derivative financial assets	3	3
	799	742
TOTAL ASSETS	1,367	1,267

Non-current liabilities
Lease liabilities	58	59
Deferred tax liability	1	—
Provisions	2	2
Income tax payables	—	6
Contingent consideration	21	—
Interest-bearing loans and borrowings	17	17
	99	84
Current liabilities
Lease liabilities	6	5
Interest-bearing loans and borrowings	26	—
Trade and other payables	271	261
Customer liabilities	62	72
Provisions	42	35
Income tax payables	30	9
	437	382
TOTAL LIABILITIES	536	466

EQUITY
Issued capital	344	344
Treasury shares	(3)	(3)
Accumulated other comprehensive income	9	24
Retained profit	482	438
Equity attributable to owners of the parent	832	803
Non-controlling interest	(1)	(2)
EQUITY	831	801
TOTAL LIABILITIES AND EQUITY	1,367	1,267

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Cash Flows
for the six months ended June 30, 2026 and twelve months ended December 31, 20251 in $ millions

	2026	2025
Profit for the period	208	218
Add back:
Income tax expense	81	138
Depreciation and amortization expense	47	74
Change in fair value of loans receivable	—	2
RSU expense	17	15
Gain on lease termination	—	(6)
Loss on disposal of assets	—	6
Impairment of goodwill	—	18
Impairment of assets	2	50
Change in fair value of earnout liability	(5)	—
Increase in provisions	6	27
Other non-cash adjustments	6	(3)
Changes in working capital:
(Increase) / decrease in trade and other receivables	(34)	(33)
(Decrease) / increase in trade and other payables	10	(15)
Increase / (decrease) in customer liabilities	(10)	19
Decrease / (increase) in amounts segregated for users	(2)	3
Net foreign currency movement on working capital	(3)	(27)
Cash from operating activities	323	486
Withholding taxes paid on subsidiaries dividends	(9)	(12)
Other withholdings taxes paid	(6)	(11)
Corporation tax rebates/refunds received	1	3
Corporation tax paid	(61)	(106)
Net cash flows from operating activities	248	360

Cash flows from investing activities
Cash received in interest	6	10
Acquisition of intangible assets	(24)	(73)
Acquisition of property, plant and equipment	(3)	(41)
Acquisition of investment property	—	(3)
Cash received from sale of assets	—	2
Cash extended for financial assets	(7)	(20)
Cash advanced for sportsbook software	(28)	(5)
Cash received from loans receivable	—	2
Cash received for sale of DGC B2B	—	3
Cash paid for investment in entities	(1)	(4)
Acquisition of businesses, net of cash acquired	(1)	—
Dividends received from investment in associate	—	1
Net cash flows used in investing activities	(58)	(128)

Cash flows from financing activities
Repayment of lease liabilities - interest	(2)	(3)
Repayment of lease liabilities - principal	(2)	(5)
Cash paid for acquisition of non controlling interest	—	(3)
Proceeds from interest-bearing loans and borrowings	25	16
Repayment of interest-bearing loans and borrowings	(1)	(1)
Dividends paid to parent equity holders	(177)	(156)
Net cash flows used in financing activities	(157)	(152)

Increase / (decrease) in cash and cash equivalents	33	80
Cash and cash equivalents at the beginning of the year	513	388
Effects of exchange rate fluctuations on cash held	2	45
Cash and cash equivalents at the end of the year	548	513
1 The amounts for the six months ended June 30, 2026 are interim, unaudited, and presented in U.S. dollars. The interim period and the full fiscal year differ in length and nature, and may be affected by seasonality, as a result the figures are not directly comparable; accordingly, the full‑year 2025 amounts are furnished for context only and do not constitute a like‑for‑like comparative to amounts for the six months ended June 30, 2026.